[SRSY Letterhead]

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

March 16, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Brion Thompson, Esq.

Re:	Bridgeway Funds, Inc.
File Nos. 33-72416 and 811-08200

Dear Mr. Thompson:

On behalf of Bridgeway Funds, Inc. (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you via telephone on March 7, 2011, with regard to Post-Effective Amendment No. 35 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 20, 2011, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), to make certain material changes to the Omni Tax-Managed Small-Cap Value Fund (the “Fund”).  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Below we have provided your comments and the Registrant’s response to each comment.  Where applicable, these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

Mr. Brion Thompson, Esq.
U.S. Securities and Exchange Commission
March 16, 2011

▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.	Comment: In the Item 7 required disclosure entitled “Tax Information,” please revise the disclosure to indicate that tax-deferred arrangements may be taxed at a later date.

Response: Registrant has revised the disclosure to add the following sentence:  “Withdrawals from such tax-deferred arrangements may be subject to tax at a later date.”

2.
Comment: In “Appendix B – Portfolio Managers” of the Statement of Additional Information, please confirm whether the information presented in “Other Managed Accounts” for John Montgomery and Rasool Shaik applies equally to each such portfolio manager.  If so, please revise the disclosure to indicate this, or, if not, please separate the portfolio managers in the format as provided for Christine Liang.

Response: Registrant confirms that the information provided for John Montgomery and Rasool Shaik applies to each portfolio manager.  Registrant has revised the disclosure to reflect the staff’s comment.

3.	Comment: In your response letter, please include the standard Tandy Representation.

Response: Registrant has included the standard Tandy Representation on the first page of this response letter.

4.	Comment: In the response letter, please provide an example of language that you will put in the legend on the front page of the summary prospectus regarding incorporation by reference.

Response: At this time, Registrant does not intend to utilize summary prospectuses for this Fund or any other series of the Registrant.

Mr. Brion Thompson, Esq.
U.S. Securities and Exchange Commission
March 16, 2011

Please do not hesitate to contact me at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J, Zimmerman, Esq.

cc:           Michael Mulcahy
Tammira Philippe
Debbie Hanna
Prufesh R. Modhera, Esq.